UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

VEON Ltd. announces today it has secured shareholder approval to change its name from VimpelCom Ltd. to VEON Ltd. and to restate its bye-laws, as a result of the Special General Meeting of Shareholders, which was held in Amsterdam today. From March 31, 2017, the company’s American Depositary Shares will trade on the NASDAQ Global Select Market under the symbol “VEON.”

A copy of the announcement relating to the name change is filed as Exhibit 99.1 hereto. This foregoing description of the name change does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated March 30, 2017, by VEON Ltd. announcing shareholders’ approval renaming to VEON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: March 30, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel